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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

COMPEX TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

204513105

(Cusip Number)

December 23, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 204513105	13G	Page 2 of 6 Pages

1.	Name of Reporting Person: Beverly Enterprises, Inc.		I.R.S. Identification Nos. of above persons (entities only): 62-1691861

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

CUSIP No. 204513105	13G	Page 3 of 6 Pages

1.	Name of Reporting Person: TMD Disposition Company		I.R.S. Identification Nos. of above persons (entities only): 59-3151568

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

CUSIP No. 204513105	13G	Page 4 of 6 Pages

     This Amendment No. 1 to Schedule 13G amends and supplements the Schedule 13G initially filed by Beverly Enterprises, Inc. and TMD Disposition Company (collectively, the “Reporting Persons”) on or about January 11, 2002 (the “Original 13G”) with respect to shares of Rehabilicare, Inc., the predecessor to the Issuer, beneficially owned by the Reporting Persons.

Item 4. Ownership.

     As of December 23, 2003, neither Reporting Person is the beneficial owner of any of the shares of the Issuer, and as such neither has any power to direct the vote or disposition of any shares of the Issuer.

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

CUSIP No. 204513105	13G	Page 5 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 27, 2004	BEVERLY ENTERPRISES, INC.
	By:	/s/ PAMELA H. DANIELS
Pamela H. Daniels
Senior Vice President, Controller and Chief Accounting Officer

TMD DISPOSITION COMPANY
	By:	/s/ DAVID G. MERRELL
David G. Merrell
Vice President - Mergers and Acquisitions

CUSIP No. 204513105	13G	Page 6 of 6 Pages

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of January 11, 2002, by and between TMD Disposition Company and Beverly Enterprises, Inc. (previously filed as Exhibit 99.2 to the Original 13G and incorporated herein by reference).